Exhibit 2

April 6, 2012

Board of Directors of Great Wolf Resorts, Inc.

525 Junction Road

Suite 6000 South

Madison, Wisconsin 53717

We are a value oriented investment firm with specific expertise in hospitality and leisure, among other sectors, and based on recent public filings we believe we are the largest shareholder of the Company, holding approximately 12.3% of the Company’s shares. We have carefully analyzed Great Wolf’s assets, liabilities, free cash flow profile, opportunities for growth and prospective valuation across a range of scenarios and have expressed our view to the Company and its advisors that the current Apollo offer of $5 per share is inadequate. We have yet to receive a satisfactory explanation from the Company for why it found the Apollo offer compelling and we are concerned that the Company may have a materially different view on a wide range of issues, including corporate valuation, recapitalization opportunities and the potential appeal of a hotel business that is well positioned to distribute large, recurring future dividends once the capital structure is optimized. To date it seems that the market shares our sentiment despite the various “deal protections” put in place in connection with the Apollo transaction. The unsolicited offer recently announced by KSL Capital Partners to acquire the Company at $6.25 per share provides further validation of our analysis and is a step in the right direction.

KSL is a credible and well regarded private equity firm and its offer seems to fit within the “Superior Proposal” provisions of the “no-shop” restrictions in the Apollo merger agreement (i.e., it is or could certainly lead to a “Superior Proposal” within the meaning of those provisions). We note that Great Wolf’s press release relating to the KSL bid makes reference to certain debt waiver conditions and the Company has in the past supported its decision to sell to Apollo based on Apollo’s ability to provide committed financing. We believe this distinction means little given the Company’s attractive capital structure and the de minimis risk of bondholders exercising change of control puts at 101% of par rather than selling their bonds into the market at current prices of approximately 110%. We believe the Board should immediately provide diligence and management access to KSL and any other bidder that comes forward with a bid that might become a Superior Proposal.

We hope the Board is not pre-disposed to the current Apollo transaction versus more accretive alternatives and will reconsider its recommendation to shareholders in accordance with its fiduciary duties. Further, we believe the poison pill, adopted without shareholder approval, inhibits a fair and open bidding process for the Company and acts as a deterrent to existing or future shareholders who have a longer term orientation from increasing their ownership stakes. We urge the Board to take all action necessary to terminate the pill as soon as possible.

We are available to speak with the Board about potential sale transactions as well as consider any standalone alternatives that may provide greater value. We remain committed to seeing the Company maximize its value for all of its shareholders.

Very truly yours,

Parag Vora